SUNHYDROGEN, INC.

BioVentures Center,

2500 Crosspark Road,

Coralville, IA 52241

(805) 966-6566

January 30, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	SunHydrogen, Inc.
Registration Statement on Form S-3
File No.: 333-276678

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SunHydrogen, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, February 1, 2024, or as soon as practicable thereafter.

Very truly yours,

SunHydrogen, Inc.

By:	/s/ Timothy Young
Timothy Young
Chief Executive Officer and Acting Chief Financial Officer